Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred share dividends for the periods shown. For the purposes of computing the ratios, earnings represent the sum of income before income taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including and excluding interest on deposits, and one-third of rental expense (which First Defiance believes is representative of the interest factor). Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. The Company had no preferred shares outstanding before the Series A Preferred Shares issuance in December 2008.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings before income taxes	$5,856	$3,688	$22,199	$11,113	$9,861	$10,885	$20,373
Fixed charges:
Interest expense of deposits	2,369	3,594	12,175	19,222	26,102	31,354	40,356
Interest expense on FHLB advances	751	906	3,203	4,711	5,114	6,375	6,889
Interest expense on subordinated debentures	331	326	1,278	1,314	1,471	1,907	2,115
Interest expense on notes payable	104	130	530	455	570	1,632	729
Rental Expense (1/3)	66	46	221	153	166	146	141

Total fixed charges	3,621	5,002	17,407	25,855	33,423	41,414	50,230
Preferred dividends	652	641	2,644	2,536	2,536	209	0

Earnings	$10,129	$9,331	$42,250	$$39,50	$45,820	$52,508	$70,603

Ratio of earnings to fixed charges and preferred dividends:
Including interest on deposits	2.37x	1.65x	2.11x	1.39x	1.27x	1.26x	1.41x
Excluding interest on deposits	4.08x	2.80x	3.82x	2.21x	2.00x	2.06x	3.06x